Exhibit 99.1

Qudian Inc. Reports First Quarter 2025

Unaudited Financial Results

XIAMEN, China, May 30, 2025/PRNewswire/ -- Qudian Inc. (“Qudian” or “the Company” or “We”) (NYSE: QD), a consumer-oriented technology company in China, today announced its unaudited financial results for the quarter ended March 31, 2025.

First Quarter 2025 Financial Highlights:

•	Total revenues were RMB25.8 million (US$3.6 million), compared to RMB55.8 million for the same period of last year
•	Net income attributable to Qudian’s shareholders was RMB150.1 million (US$20.7 million), compared to net loss of RMB73.6 million for the same period of last year; net income per diluted ADS was RMB0.87 (US$0.12) for the first quarter of 2025
•	Non-GAAP net income attributable to Qudian’s shareholders was RMB150.1 million (US$20.7 million), compared to non-GAAP net loss of RMB73.5 million for the same period of last year. We exclude share-based compensation expenses from our non-GAAP measures. Non-GAAP net income per diluted ADS was RMB0.87 (US$0.12) for the first quarter of 2025

The Company’s last-mile delivery business continued to face intense competition in the first quarter of 2025, resulting in a substantial decline in revenue to approximately RMB23.8 million in the first quarter of 2025, compared to RMB53.8 million for the same period of last year. After assessing current market conditions, the Company is contemplating winding down its last-mile delivery business. Moving forward, the Company expects to remain steadfast in its commitment to executing its business transition and simultaneously maintaining prudent cash management to safeguard its balance sheet.

First Quarter Financial Results

Sales income and others decreased by 53.8% to RMB25.8 million (US$3.6 million) from RMB55.8 million for the first quarter of 2024, which was primarily due to the decrease in sales income generated from last-mile delivery business as a result of the increased competition in the industry.

Total operating costs and expenses decreased to RMB91.3 million (US$12.6 million) from RMB128.4 million for the first quarter of 2024.

Cost of revenues decreased by 54.8% to RMB26.2 million (US$3.6 million) from RMB58.0 million for the first quarter of 2024, primarily due to the decrease in service cost related to last-mile delivery business as a result of the decline in delivery order volume.

General and administrative expenses decreased by 15.6% to RMB48.3 million (US$6.7 million) from RMB57.3 million for the first quarter of 2024, primarily due to the decrease in staff compensations.

Research and development expenses decreased by 17.6% to RMB13.1 million (US$1.8 million) from RMB15.9 million for the first quarter of 2024, as a result of the decrease in staff head count, which led to a corresponding decrease in staff salaries.

Loss from operations was RMB65.5 million (US$9.0 million), compared to RMB72.5 million for the first quarter of 2024.

Interest and investment income, net increased by 205.3% to RMB165.4 million (US$22.8 million) from RMB54.2 million for the first quarter of 2024, mainly attributable to the increase of income from investments in the first quarter of 2025.

Gain/(loss) on derivative instrument was a gain of RMB47.3 million (US$6.5 million), compared to a loss on derivative instrument of RMB36.5 million for the first quarter of 2024. The gain was mainly due to the realized investment income of derivative instrument.

Net income attributable to Qudian’s shareholders was RMB150.1 million (US$20.7 million), compared to net loss attributable to Qudian’s shareholders of RMB73.6 million in the first quarter of 2024. Net income per diluted ADS was RMB0.87 (US$0.12).

Non-GAAP net income attributable to Qudian’s shareholders was RMB150.1 million (US$20.7 million), compared to non-GAAP net loss attributable to Qudian’s shareholders of RMB73.5 million in the first quarter of 2024. Non-GAAP net income per diluted ADS was RMB0.87 (US$0.12).

Cash Flow

As of March 31,2025, the Company had cash and cash equivalents of RMB4,822.9 million (US$664.6 million) and restricted cash of RMB782.2 million (US$107.8 million). Restricted cash mainly represents security deposits held in designated bank accounts for the guarantee of short-term borrowings. Such restricted cash is not available to fund the general liquidity needs of the Company.

For the first quarter of 2025, net cash provided by operating activities was RMB254.3 million (US$35.0 million), mainly due to the net proceeds from realized investment income of short-term investments. Net cash provided by investing activities was RMB389.1 million (US$53.6 million), mainly due to proceeds from withdrawal of deposit pledged as collateral for derivative instrument and partially offset by purchase of short-term investments. Net cash used in financing activities was RMB73.0 million (US$10.1 million), mainly due to the repurchase of ordinary shares.

Last-mile Delivery Business

In December 2022, the Company launched its last-mile delivery services under the brand name of “Fast Horse” to capitalize on the logistics demand for cross-border e-commerce transactions. The business was initially launched on a trial basis and has gradually achieved meaningful scale in Australia during the second quarter of 2023. As of the date of this release, the Company’s last-mile delivery service is encountering intense competition and uncertainty. After assessing current market conditions, the Company is contemplating winding down its last-mile delivery business. The Company intends to continue exploring innovative business opportunities to satisfy consumers' demand by leveraging its technology capabilities.

Update on Share Repurchase

Our Board approved a share repurchase program in March 2024 to purchase up to US$300 million worth of Class A ordinary shares or ADSs in the next 36 months starting from June 13,2024. From the launch of the share repurchase program on June 13, 2024 to May 26, 2025, the Company has in aggregate purchased 21.8 million ADSs in the open market for a total amount of approximately US$52.0 million (an average price of $2.4 per ADS) pursuant to the share repurchase program.

As of May 26, 2025, the Company had in aggregate purchased 176.1 million ADSs for a total amount of approximately US$746.2 million (an average price of $4.2 per ADS).

About Qudian Inc.

Qudian Inc. ("Qudian") is a consumer-oriented technology company. The Company historically focused on providing credit solutions to consumers. Qudian is exploring innovative business opportunities to satisfy consumers' demand by leveraging its technology capabilities.

For more information, please visit http://ir.qudian.com.

Use of Non-GAAP Financial Measures

We use Non-GAAP net income/loss attributable to Qudian’s shareholders, a Non-GAAP financial measure, in evaluating our operating results and for financial and operational decision-making purposes. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders helps identify underlying trends in our business by excluding the impact of share-based compensation expenses, which are non-cash charges. We believe that Non-GAAP net income/loss attributable to Qudian’s shareholders provides useful information about our operating results, enhances the overall understanding of our past performance and future prospects and allows for greater visibility with respect to key metrics used by our management in its financial and operational decision-making.

Non-GAAP net income/loss attributable to Qudian’s shareholders is not defined under U.S. GAAP and is not presented in accordance with U.S. GAAP. This Non-GAAP financial measure has limitations as an analytical tool, and when assessing our operating performance, cash flows or our liquidity, investors should not consider them in isolation, or as a substitute for net loss /income, cash flows provided by operating activities or other consolidated statements of operation and cash flow data prepared in accordance with U.S. GAAP.

We mitigate these limitations by reconciling the Non-GAAP financial measure to the most comparable U.S. GAAP performance measure, all of which should be considered when evaluating our performance.

For more information on this Non-GAAP financial measure, please see the table captioned "Unaudited Reconciliation of GAAP and Non-GAAP Results" set forth at the end of this press release.

Exchange Rate Information

This announcement contains translations of certain RMB amounts into U.S. dollars ("US$") at specified rates solely for the convenience of the reader. Unless otherwise stated, all translations from RMB to US$ were made at the rate of RMB7.2567 to US$1.00, the noon buying rate in effect on March 31, 2025, in the H.10 statistical release of the Federal Reserve Board. The Company makes no representation that the RMB or US$ amounts referred could be converted into US$ or RMB, as the case may be, at any particular rate or at all.

Statement Regarding Preliminary Unaudited Financial Information

The unaudited financial information set out in this earnings release is preliminary and subject to potential adjustments. Adjustments to the consolidated financial statements may be identified when audit work has been performed for the Company's year-end audit, which could result in significant differences from this preliminary unaudited financial information.

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the "safe harbor" provisions of the United States Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as "will," "expects," "anticipates," "future," "intends," "plans," "believes," "estimates" and similar statements. Among other things, the expectation of its collection efficiency and delinquency, contain forward-looking statements. Qudian may also make written or oral forward-looking statements in its periodic reports to the SEC, in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about Qudian's beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: Qudian's goal and strategies; Qudian's expansion plans; Qudian's future business development, financial condition and results of operations; Qudian's expectations regarding demand for, and market acceptance of, its products; Qudian's expectations regarding keeping and strengthening its relationships with customers, business partners and other parties it collaborates with; general economic and business conditions; and assumptions underlying or related to any of the foregoing. Further information regarding these and other risks is included in Qudian's filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and Qudian does not undertake any obligation to update any forward-looking statement, except as required under applicable law.

For investor and media inquiries, please contact:

In China:

Qudian Inc.

Tel: +86-592-596-8208

E-mail: ir@qudian.com

QUDIAN INC.

Unaudited Condensed Consolidated Statements of Operations

	Three months ended March 31,
(In thousands except for number of shares and per-share data)	2024	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Revenues:
Sales income and others	55,849	25,789	3,554
Total revenues	55,849	25,789	3,554

Operating cost and expenses:
Cost of revenues	(58,036)	(26,239)	(3,616)
Sales and marketing	(105)	(1,448)	(200)
General and administrative	(57,261)	(48,344)	(6,662)
Research and development	(15,853)	(13,064)	(1,800)
Reversal of expected credit losses on receivables and other assets	3,223	957	132
Impairment loss from other assets	(350)	(3,160)	(435)
Total operating cost and expenses	(128,382)	(91,298)	(12,581)
Other operating income	22	35	5

Loss from operations	(72,511)	(65,474)	(9,022)
Interest and investment income, net	54,187	165,435	22,798
Loss from equity method investments	(1,377)	-	-
(Loss)/Gain on derivative instruments	(36,517)	47,328	6,522
Foreign exchange gain/(loss), net	218	(2,402)	(331)
Other income	7,391	5,666	781
Other expenses	(247)	(439)	(60)

Net (loss)/income before income taxes	(48,856)	150,114	20,688
Income tax expenses	(24,754)	(9)	(1)

Net (loss)/income	(73,610)	150,105	20,687

Net (loss)/income attributable to Qudian Inc.’s shareholders	(73,610)	150,105	20,687

(Loss)/Income per share for Class A and Class B ordinary shares:
Basic	(0.38)	0.90	0.12
Diluted	(0.38)	0.87	0.12

(Loss)/Income per ADS (1 Class A ordinary share equals 1 ADSs):
Basic	(0.38)	0.90	0.12
Diluted	(0.38)	0.87	0.12

Weighted average number of Class A and Class B ordinary shares outstanding:
Basic	194,517,922	167,011,354	167,011,354
Diluted	199,633,026	171,896,551	171,896,551

Other comprehensive gain/(loss):
Foreign currency translation adjustment	24,076	(9,307)	(1,283)

Total comprehensive (loss)/income	(49,534)	140,798	19,404

Total comprehensive (loss)/income attributable to Qudian Inc.’s shareholders	(49,534)	140,798	19,404

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets

	As of December 31,	As of March 31,
(In thousands except for number of shares and per-share data)	2024	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
ASSETS:
Current assets:
Cash and cash equivalents	4,263,312	4,822,853	664,607
Restricted cash	781,187	782,169	107,786
Time and structured deposit	2,009,019	2,203,627	303,668
Derivative instruments-asset	-	18,139	2,500
Short-term investments	1,118,547	1,430,652	197,149
Accounts receivables	34,275	15,068	2,076
Other current assets	1,933,182	1,098,972	151,442
Total current assets	10,139,522	10,371,480	1,429,228

Non-current assets:
Right-of-use assets	158,007	123,731	17,051
Investment in equity method investee	146,101	146,012	20,121
Long-term investments	78,987	78,987	10,885
Property and equipment, net	1,586,034	1,584,931	218,409
Intangible assets	2,207	2,064	284
Other non-current assets	353,369	345,448	47,604
Total non-current assets	2,324,705	2,281,173	314,354

TOTAL ASSETS	12,464,227	12,652,653	1,743,582

QUDIAN INC.

Unaudited Condensed Consolidated Balance Sheets (Continued)

	As of December 31,	As of March 31,
(In thousands except for number of shares and per-share data)	2024	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
LIABILITIES AND SHAREHOLDERS’ EQUITY
Current liabilities:
Short-term borrowings and interest payables	720,000	720,000	99,219
Short-term lease liabilities	18,697	13,015	1,793
Derivative instruments-liability	89,895	129,436	17,837
Accrued expenses and other current liabilities	262,078	377,375	52,003
Income tax payable	33,423	33,313	4,591
Total current liabilities	1,124,093	1,273,139	175,443
Non-current liabilities:
Long-term lease liabilities	48,706	20,795	2,866
Total non-current liabilities	48,706	20,795	2,866
Total liabilities	1,172,799	1,293,934	178,309

Shareholders’ equity:
Class A Ordinary shares	132	132	18
Class B Ordinary shares	44	44	6
Treasury shares	(1,419,286)	(1,491,531)	(205,538)
Additional paid-in capital	4,026,668	4,025,406	554,716
Accumulated other comprehensive loss	13,751	4,444	612
Retained earnings	8,670,119	8,820,224	1,215,459
Total shareholders’ equity	11,291,428	11,358,719	1,565,273

TOTAL LIABILITIES AND SHAREHOLDERS’ EQUITY	12,464,227	12,652,653	1,743,582

QUDIAN INC.
Unaudited Reconciliation of GAAP And Non-GAAP Results

	Three months ended March 31,
(In thousands except for number of shares and per-share data)	2024	2025
		(Unaudited)	(Unaudited)
	RMB	RMB	US$
Total net (loss)/income attributable to Qudian Inc.’s shareholders	(73,610)	150,105	20,687
Add: Share-based compensation expenses	107	-	-
Non-GAAP net (loss)/income attributable to Qudian Inc.’s shareholders	(73,503)	150,105	20,687

Non-GAAP net (loss)/income per share—basic	(0.38)	0.90	0.12
Non-GAAP net (loss)/income per share—diluted	(0.38)	0.87	0.12
Weighted average shares outstanding—basic	194,517,922	167,011,354	167,011,354
Weighted average shares outstanding—diluted	199,633,026	171,896,551	171,896,551